UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated September 4, 2007
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
·     Press Release dated August 30, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: September 4, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge to present at the Lehman Brothers 2007 CEO Energy Conference.
CALGARY, Alberta, August 30, 2007 — Rick Sandahl, Senior Vice President, Market Development, Enbridge Pipelines, will be presenting at the Lehman Brothers 2007 Energy Conference in New York on Thursday, September 6, 2007 at 10:25 am. EDT.
To view the live webcast of the presentation, visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com